UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Covanta Holding Corporation
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(Name of Issuer)

Common Stock, $0.10 par value
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(Title of Class of Securities)

236274106
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(CUSIP Number)

Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2009

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 236274106	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

SZ Investments, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 14,949,182

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 14,949,182
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

14,949,182

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

9.7% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 154,280,908 shares of Common Stock outstanding as of February 12, 2009, as reported in the Form 10-K of the Issuer for the period ended December 31, 2008.

CUSIP No. 236274106	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 2,341,500
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 2,341,500
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

2,341,500

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

1.5% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 154,280,908 shares of Common Stock outstanding as of February 12, 2009, as reported in the Form 10-K of the Issuer for the period ended December 31, 2008.

CUSIP No. 236274106	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

Chai Trust Company, LLC

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Illinois

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 14,949,182
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 14,949,182
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

14,949,182

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

9.7% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 154,280,908 shares of Common Stock outstanding as of February 12, 2009, as reported in the Form 10-K of the Issuer for the period ended December 31, 2008.

CUSIP No. 236274106	SCHEDULE 13D/A

This Amendment No. 12 to Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Covanta Holding Corporation, a Delaware corporation (the "Issuer").

ITEM 5.      Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 154,280,908 shares of Common Stock outstanding as of February 12, 2009, as reported in the Form 10-K of the Issuer for the period ended December 31, 2008.

Based upon the foregoing, and after giving effect to the March 5, 2009 Sale and the March 6, 2009 Sale (each as defined in Item 5(c) below), (i) the 12,607,682 shares of Common Stock held by SZI represent approximately 8.2% of the issued and outstanding Common Stock; and (ii) the 2,341,500 shares of Common Stock held by Fund 05-07 represent approximately 1.5% of the issued and outstanding Common Stock; and (iii) the 14,949,182 shares of Common Stock beneficially owned by Chai Trust represent approximately 9.7% of the issued and outstanding Common Stock. Chai Trust, SZI and Fund 05-07 share voting and dispositive power with respect to the 14,949,182 shares of Common Stock held by SZI and Fund 05-07.

Item 5(c) is hereby amended by adding the following before the last sentence thereof:

On March 5, 2009, SZI sold 558,000 shares of Common Stock, in open-market transactions, at an average sales price of $13.6123, with a high price of $13.97 and a low price of $13.38, for total gross proceeds of $7,595,663.40 (the "March 5, 2009 Sale"). On March 6, 2009, SZI sold 35,400 shares of Common Stock, in open-market transactions, at an average sales price of $13.5892, with a high price of $13.70 and a low price of $13.40, for total gross proceeds of $481,057.68 (the "March 6, 2009 Sale").

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 6, 2009

SZ INVESTMENTS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
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Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission July be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)